Third Quarter 2016 Earnings Call November 10, 2016 Exhibit 99.2

Third Quarter 2016 –
Earnings Call
Certain
statements
contained
in
this
presentation
may
constitute
forward-looking
statements
within
the
meaning
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
This
presentation
may
contain
“forward
looking
statements”
with
respect
to
our
business,
results
of
operations
and
financial
condition,
and
our
expectations
or
beliefs
concerning
future
events
and
conditions.
You
can
identify
forward-looking
statements
because
they
contain
words
such
as,
but
not
limited
to,
“believes,”
“expects,”
“may,”
“should,”
“approximately,”
“anticipates,”
“estimates,”
“intends,”
“plans,”
“targets,”
likely,”
“will,”
“would,”
“could”
and
similar
expressions
(or
the
negative
of
these
terminologies
or
expressions).
All
forward-looking
statements
involve
risks
and
uncertainties.
Many
risks
and
uncertainties
are
inherent
in
our
industry
and
markets.
Others
are
more
specific
to
our
business
and
operations.
These
risks
and
uncertainties
include,
but
are
not
limited
to,
the
ability
of
Constellium
and
Wise
Metals
to
achieve
expected
synergies
and
the
timing
thereof,
Constellium’s
increased
levels
of
indebtedness
which
could
limit
Constellium’s
operating
flexibility
and
opportunities;
the
potential
failure
to
retain
key
employees,
the
loss
of
customers,
suppliers
and
other
business
relationships
as
a
result
of
the
acquisition
of
Wise
Metals;
disruptions
to
business
operations;
slower
or
lower
than
expected
growth
in
the
North
American
market
for
Body-in-White
aluminium
rolled
products,
and
other
risk
factors
set
forth
under
the
heading
“Risk
Factors”
in
our
Annual
Report
on
Form
20-F,
and
as
described
from
time
to
time
in
subsequent
reports
filed
with
the
U.S.
Securities
and
Exchange
Commission.
The
occurrence
of
the
events
described
and
the
achievement
of
the
expected
results
depend
on
many
events,
some
or
all
of
which
are
not
predictable
or
within
our
control.
Consequently,
actual
results
may
differ
materially
from
the
forward-looking
statements
contained
in
this
presentation.
We
undertake
no
obligation
to
update
or
revise
any
forward-looking
statement
as
a
result
of
new
information,
future
events
or
otherwise,
except
as
required
by
law.
Forward-looking statements

Third Quarter 2016 –
Earnings Call
Non-GAAP measures
This
presentation
includes
information
regarding
certain
non-GAAP
financial
measures,
including
Adjusted
EBITDA,
Adjusted
EBITDA
per
metric
ton,
Adjusted
Free
Cash
Flow
and
Net
Debt.
These
measures
are
presented
because
management
uses
this
information
to
monitor
and
evaluate
financial
results
and
trends
and
believes
this
information
to
also
be
useful
for
investors.
Adjusted
EBITDA
measures
are
frequently
used
by
securities
analysts,
investors
and
other
interested
parties
in
their
evaluation
of
Constellium
and
in
comparison
to
other
companies,
many
of
which
present
an
adjusted
EBITDA-related
performance
measure
when
reporting
their
results.
Adjusted
EBITDA,
Adjusted
EBITDA
per
Metric
Ton,
Adjusted
Free
Cash
Flow
and
Net
Debt
are
not
presentations
made
in
accordance
with
IFRS
and
may
not
be
comparable
to
similarly
titled
measures
of
other
companies.
These
non-GAAP
financial
measures
supplement
our
IFRS
disclosures
and
should
not
be
considered
an
alternative
to
the
IFRS
measures.
This
presentation
provides
a
reconciliation
of
non-GAAP
financial
measures
to
the
most
directly
comparable
GAAP
financial
measures.

Jean-Marc Germain Chief Executive Officer

Third Quarter 2016 –
Earnings Call
Shipments
of
377k
metric
tons,
in-line
with
prior
year
Revenue
of
€1.2
billion,
down
5%
on
a
product
mix
shift
Net
Income
of
€15
million
compared
to
a
net
loss
of
(€45
million)
Adjusted
EBITDA
of
€97
million,
up
23%
Strong
operational
improvement
in
P&ARP
segment,
up
49%
with
Muscle
Shoals
contributing
€26
million
to
Adjusted
EBITDA
Solid
execution
in
AS&I
segment,
up
13%
Stable
results
in
A&T
segment
Calling
$150
million
9.75%
Senior
PIK
Toggle
Notes
to
reduce
gross
debt
Q3 2016 Highlights (Q3 2016 vs Q3 2015)

Third Quarter 2016 –
Earnings Call
Visited most of our locations and developed a firm grasp on our assets and capabilities
Met with many of our customers, investors and analysts;
completed investor perception study
Reshaped new senior management team
Initiated work on a long-term operational, strategic and financial plan for the business
Calling the $150 million 9.75% Senior PIK Toggle Notes to
reduce gross debt
First 100 days

Corinne Fornara Interim Chief Financial Officer

79
20
0
3
(5)
97
Adj. EBITDA 2015
P&ARP
A&T
AS&I
H&C
Adj. EBITDA 2016

Constellium

Third Quarter 2016 – Earnings Call Adjusted EBITDA (Q3 2016 vs Q3 2015) 8 € millions Solid growth in Adjusted EBITDA driven by improvement in P&ARP and solid execution in AS&I

Third Quarter 2016 –
Earnings Call
Update on Muscle Shoals
Resolved metal management issues
Cost reduction initiatives in place
In-sourcing
used
beverage
can
(UBC)
procurement
on-
track
2016 BiW
finishing lines on-track
Officially launched new finishing lines at Neuf-Brisach,
France and Bowling Green, Kentucky
Both lines in qualification phase and on schedule
Q3 Segment Performance Highlights
P&ARP Recent Developments
Segment
shipments
up
1%
to
265
kt
in
Q3
2016
Stable packaging demand Q3/Q3
Automotive rolled product shipments up 33%
9
Q3 Adjusted EBITDA (€m)
YTD Adjusted EBITDA (€m)
8%
Shipments:
796kt
777kt
(2%)
Per
ton:
€184
€203
11%
Shipments:
262kt
265kt
1%
Per
ton:
€153
€226
48%
Packaging and Automotive Rolled Products Segment
40
60
Q3 15
Q3 16
146
158
YTD 15
YTD 16

Third Quarter 2016 –
Earnings Call
Segment shipments flat at 59 kt, transportation
increase offsets seasonal aerospace decrease
Solid European aerospace market demand; good
aerospace plate production performance
2017-2021
contract
with
Airbus
–
focused
on
higher
value-add products (pre-machining)
Strong aerospace order book
AIRWARE® profitability substantial; products set
for continued volume ramp-up and cost reductions
(C-Series and A350)
Pusher furnace in Ravenswood on schedule,
expected to improve cost position and provide new
product growth opportunities
10
0%
5%
Shipments:
181kt
184kt
2%
Per
ton:
€427
€439
3%
Shipments:
59kt
59kt
1%
Per
ton:
€346
€344
(1%)
Aerospace and Transportation Segment
Q3 Segment Performance Highlights
A&T Recent Developments
Q3 Adjusted EBITDA (€m)
YTD Adjusted EBITDA (€m)
20
20
Q3 15
Q3 16
77
81
YTD 15
YTD 16

Third Quarter 2016 –
Earnings Call
Automotive Structures and Industry Segment
Segment shipments of 53 kt, up 4%
Strong demand in automotive structures, improved
demand in soft alloys
Continuous operational improvement
Continuing solid quarterly performance in Adjusted
EBITDA
Strong nominations in Crash Management Systems,
Automotive Structures and Body Structures
Georgia and Mexico facilities, on target for start-up in
2017 and 2018, respectively
Large profile opportunities growing
11
+32%
+13%
Shipments:    164kt
168kt
2%
Per ton:           €375                      €485
29%
Shipments:
51kt
53kt
4%
Per ton:         €428                        €471
10%
Q3 Adjusted EBITDA (€m)
YTD Adjusted EBITDA (€m)
Q3 Segment Performance Highlights
AS&I Recent Developments
22
25
Q3 15
Q3 16
62
81
YTD 15
YTD 16

Third Quarter 2016 –
Earnings Call
Adjusted Free Cash Flow
€
millions
Three months
ended
September 30,
2015
Three months
ended
September 30,
2016
Cash flows from operating activities
80
67
Capital expenditures
(85)
(74)
Adjusted free cash flow
(5)
(7)

Adjusted free cash flow reflects high levels of capital expenditures as we continue to improve asset integrity and invest in our growth projects

Third Quarter 2016 –
Earnings Call
Strong Liquidity
13
Ample and stable liquidity
€
millions
December 31, 2015
June 30, 2016
September 30, 2016
Total Debt
(*)
2,175
2,450
2,482
Cash and Cash
Equivalents
(**)
472
622
618
Net Debt
1,703
1,828
1,864
Liquidity
(***)
733
792
791
(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Cash and cash equivalents include €20 million one-time payment related to the renegotiation of a customer agreement
(***)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities

Jean-Marc Germain Chief Executive Officer

Third Quarter 2016 –
Earnings Call
Key Takeaways From Investor Perception Outreach
15
Source: Rivel
Balanced business mix
Attractive end markets
Earnings growth potential
Manufacturing excellence
New management
Investment appeals
EBITDA growth
Free cash flow
Metrics used in measuring
success
Limited transparency
Debt-heavy balance sheet
Inconsistent execution
Strategic uncertainty
Investment concerns
Financial outlook
Strategic clarity
Details about contracts
Opportunity for Body-in-White
What investors want to know

Third Quarter 2016 –
Earnings Call
Focus on operational excellence, ensure disciplined capital
deployment and build financial flexibility
Enhance our dialogue with customers, investors and analysts
Finalize our long-term operational, strategic and financial plan with a communication planned in March 2017 post earnings
announcement
Maintain a disciplined focus on our core automotive and
aerospace growth opportunities
Our Path Forward

Third Quarter 2016 –
Earnings Call
Official Launch at Neuf-Brisach and Bowling Green
17
In September 2016,
opened new auto body
sheet 100k metric ton
finishing line at Bowling
Green, Kentucky under
joint venture with UACJ;
New finishing line in
qualification phase and
expected to ship
commercial coils in Q4
2016
In October 2016, opened new
auto body sheet 100k metric
ton finishing line at Neuf-
Brisach, France;
New finishing line in the final
stage of the qualification phase
and has begun commercial
production

Third Quarter 2016 –
Earnings Call
Expansion and Growth at AS&I
18
New $10 million
manufacturing facility in San
Luis Potosí, Mexico to
produce aluminium
automotive structural
components on schedule for
completion;
Production expected to begin
in 2018
New $20 million
manufacturing facility in
White, Georgia to produce
aluminium
automotive
structural components on
schedule for completion;
Production expected to begin
in 2017

Third Quarter 2016 –
Earnings Call
Improved results in P&ARP segment, solid execution in AS&I,
and stable performance in A&T
Solid Q3 Adjusted EBITDA performance of €97 million, up 23%
quarter-over-quarter, and up 11% year-over-year; typical
seasonal softness in Q4; solid foundation for 2017
New management team in place and focused on execution
Current capital investment program under review; core earnings growth strategy remains in place
Reducing leverage/increasing financial flexibility is a priority

Key Takeaways

Third Quarter 2016 – Earnings Call Q & A 20

Third Quarter 2016 – Earnings Call Appendix 21

Third Quarter 2016 –
Earnings Call
Shipments by Product Line (000’s metric tons)
22
Three
months
September
30,
2015
Three
months
September
30,
2016
Packaging
rolled
products
224
226
Automotive
rolled
products
21
28
Specialty
and
other
thin-rolled
products
17
11
Aerospace
rolled
products
30
27
Transportation,
industry,
and
other
rolled
products
29
32
Automotive
extruded
products
23
24
Other
extruded
products
28
29
Eliminations and other
2
0
Total
374
377
k metric tons

Third Quarter 2016 –
Earnings Call
Shipments by Product Line (000’s metric tons)
23
Nine
months
September
30,
2015
Nine
months
September
30,
2016
Packaging
rolled
products
678
658
Automotive
rolled
products
65
85
Specialty
and
other
thin-rolled
products
53
34
Aerospace
rolled
products
89
88
Transportation,
industry,
and
other
rolled
products
92
96
Automotive
extruded
products
74
76
Other
extruded
products
90
92
Eliminations and other
-
(3)
Total
1,141
1,126
k metric tons

Third Quarter 2016 –
Earnings Call
IFRS –
Q3 2016 Income Statement
Three months ended
September 30, 2015
Three months ended
September 30, 2016
Revenue
1,259
1,199
Income / (loss) from operations
(1)
84
Finance costs –
net
(40)
(45)
Share
of
loss
of
joint-ventures
(1)
(6)
Income / (loss) before income taxes
(42)
33
Income tax expense
(3)
(18)
Net income / (loss)
(45)
15

€
millions

Third Quarter 2016 –
Earnings Call
IFRS –
YTD 2016 Income Statement
Nine months ended
September 30, 2015
Nine months ended
September 30, 2016
Revenue
4,031
3,582
Income / (loss) from operations
(8)
217
Finance costs –
net
(119)
(130)
Share
of
loss
of
joint-ventures
(2)
(8)
Income / (loss) before income taxes
(129)
79
Income tax (expense) / benefit
6
(63)
Net income / (loss)
(123)
16

€
millions

Third Quarter 2016 –
Earnings Call
IFRS –
Statement of Financial Position
At December 31,
2015
At September 30,
2016
Non-current assets
2,166
2,218
Current assets
1,449
1,698
Assets held for sale
13
-
Total Assets
3,628
3,916
Equity
(540)
(596)
Non-current liabilities
2,962
3,410
Current liabilities
1,193
1,102
Liabilities held for sale
13
-
Total Equity and Liabilities
3,628
3,916

€
millions

Third Quarter 2016 –
Earnings Call
Net Debt Reconciliation
December 31,
2015
June 30,
2016
September 30,
2016
Borrowings
2,233
2,498
2,522
Fair value of cross currency interest rate swap
(47)
(39)
(31)
Cash and cash equivalents
(472)
(622)
(618)
Cash pledged for issuance of guarantees
(11)
(9)
(9)
Net Debt
1,703
1,828
1,864

€
millions

Third Quarter 2016 –
Earnings Call
Reconciliation of Net Income to Adjusted EBITDA
28
€
millions
Three months
ended
September
30, 2015
Three months
ended
September
30, 2016
Nine
months
ended
September
30, 2015
Nine
months
ended
September
30, 2016
Net income / (income)
(45)
15
(123)
16
Income tax expense / (benefit)
3
18
(6)
63
Income / (loss) before income tax
(42)
33
(129)
79
Finance costs -
net
40
45
119
130
Share of loss of joint-ventures
1
6
2
8
Income / (loss) from operations
(1)
84
(8)
217
Metal price lag
22
(2)
22
3
Start-up and development costs
10
3
19
16
Manufacturing system and process transformation costs
4
-
6
4
Wise acquisition and integration costs
1
-
11
2
Wise one-time costs
2
-
38
20
Wise purchase price adjustment
-
(19)
-
(19)
Loss on Ravenswood OPEB plan amendments
-
-
4
-
Depreciation, amortization, and impairment
38
37
121
109
Restructuring costs
1
1
6
5
Unrealized (gains) / losses on derivatives
1
(12)
28
(65)
Unrealized exchange losses / (gains) from remeasurement
of
monetary assets and liabilities –
net
-
1
3
(1)
(Gains) / losses on disposal and assets classified as held for sale
(3)
-
7
-
Share based compensation
2
2
4
5
Other
2
2
6
-
Adjusted EBITDA
79

Third Quarter 2016 –
Earnings Call
Liquidity Details
29
Availability at
June 30, 2016
Availability at
September 30, 2016
Ravenswood ABL
35
28
Wise ABL
95
101
Factoring
33
37
Other
7
7
Total
170
171
Cash and cash equivalents
622
618
Total Liquidity
792

€
millions

Third Quarter 2016 –
Earnings Call
Borrowings Table
30
At December 31, 2015
At September 30, 2016
Amount
Type of
rate
Nominal
rate
Effective
rate
Amount
Type of
rate
Nominal
rate
Effective
rate
Senior Notes
Constellium N.V.
In U.S. Dollar (due 2024)
365
Fixed
5.75%
6.26%
361
Fixed
5.75%
6.26%
In Euro (due 2021)
297
Fixed
4.63%
5.16%
301
Fixed
4.63%
5.16%
In U.S. Dollar (due 2023)
375
Fixed
8.00%
8.61%
359
Fixed
8.00%
8.61%
In Euro (due 2023)
244
Fixed
7.00%
7.54%
239
Fixed
7.00%
7.54%
In U.S. Dollar (due 2021)
—
—
—
—
385
Fixed
7.88%
8.94%
Muscle Shoals (Wise Metals Group
LLC) (due 2018)
622
Fixed
8.75%
7.45%
614
Fixed
8.75%
7.45%
Senior PIK Toggle Notes (due 2019)
Muscle Shoals (Wise Metals
Intermediate Holdings LLC)
145
Fixed
9.75%
8.40%
150
Fixed
9.75%
8.58%
U.S. Revolving Credit Facility (ABL)
Constellium RP Ravenswood, LLC
23
Floating
—
4.00%
41
Floating
—
3.11%
Muscle Shoals (Wise Alloys LLC)
99
Floating
—
2.60%
—
Floating
—
—
Unsecured Credit Facility (Constellium
N.V.)
—
—
—
—
—
—
—
—
Others
63
—
—
—
72
—
—
—
Total Borrowings
2,233
—
—
—
2,522
—
—
—
Of which non-current
2,064
2,408
Of which current
169
114
€
millions